Exhibit D

SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL AS DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number _____   _____ Class A Units

      THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____, a _____ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of _____ Class A Units (the "Interests"), which consist of Governance Rights and Financial Rights in the Company (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _____, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated _____, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement, Subscription Agreement and Offering Statement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement, Subscription Agreement and Offering Statement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

      This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

      IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: _____, 2018   THE GREG MILLER PROJECT, LLC

                                           _____
                                         Gregory D. Miller, President